Exhibit 12.1

Quotient Limited

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends

The following table sets forth the calculation of our fixed charges and preference share dividends for the three months ended June 30, 2018 and for the years ended March 31, 2014, 2015, 2016, 2017 and 2018.

	Year ended March 31,					Three months ended June 30, 2018
	2014	2015	2016	2017	2018
	(Expressed in thousands of U.S. Dollars)
Fixed charges
Interest expense:
Interest on debt and finance leases	$612	$1,364	$2,246	$6,117	$10,116	$2,564
Amortization of deferred funding costs	464	776	855	2,736	4,362	291
Accrued preference share dividends	—	175	1,050	1,050	1,050	263

Interest expense	$1,076	$2,315	$4,151	$9,903	$15,528	$3,117
Interest element of operating leases	685	1,229	1,908	1,951	2,094	870

Total fixed charges	$1,761	$3,544	$6,059	$11,854	$17,622	$3,987
Preference share dividends	—	—	—	—	—	—

Combined fixed charges and preference share dividends	$1,761	$3,544	$6,059	$11,854	$17,622	$3,987

We have incurred losses in each of the periods concerned and thus our earnings were insufficient to cover the combined fixed charges by $3.987 million for the three months ended June 30, 2018, and $1.761 million, $3.544 million, $6.059 million, $11.854 million and $17.622 million for the years ended March 31, 2014, 2015, 2016, 2017 and 2018, respectively.